EDGAR CORRESPONDENCE

June 26, 2020
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Megan Miller

Re:	Davis New York Venture Fund, Inc. (40 Act File No.: 811-01701)
Davis Series, Inc. (40 Act File No.: 811-02679)

Dear Ms. Miller:
This letter is in response to comments you provided on April 30, 2020, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold, Registrants’ responses immediately follow.
1.
Please reconcile the Distributable Earnings figure on the Statement of Assets and Liabilities to the total of the Distributable Earnings as shown in the notes for both Davis Real Estate Fund and Davis Appreciation and Income Fund.

Please find attached to this letter a reconciliation report provided in response to your request. Registrants confirm that in future filings where there are tax and book differences additional disclosure will be included that will allow an investor to better understand the reason for and amount of the temporary differences.
Davis New York Venture Fund, Inc. and Davis Series, Inc. (collectively the “Registrants”) acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants’ filings or in response to staff comments on Registrants’ filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.
Respectfully,
/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary